Exhibit 1.02

Quad/Graphics, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2013

This conflict minerals report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

I.	Introduction

Quad/Graphics, Inc. (the “Company” or “we,” “our” or “us”) is a global printer and media channel integrator. In the vast majority of our business, conflict minerals have not been found to be necessary to the production of any product manufactured or contracted to be manufactured. However, one of our subsidiary companies, Quad/Tech, Inc. (“QuadTech”), manufactures printing equipment and related products. Certain of the products manufactured by QuadTech contain materials or components that use tin, tantalum, tungsten and/or gold (“3TG”).

The Company is far removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores; our efforts undertaken to identify the country(ies) or origin of those ores as described in this Conflict Minerals Report reflect our circumstances and position in the supply chain. We believe the amount of information that is available globally on the traceability and sourcing of these ores is extremely limited at this time.

II.	Reasonable Country of Origin Inquiry

We designed a country of origin inquiry for products manufactured by QuadTech to provide a reasonable basis for us to determine whether we source 3TG from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). There are many tiers of suppliers between QuadTech and a smelter. The number of tiers depends on the components provided to us by suppliers. Therefore, it is inherently difficult to ascertain the ultimate source of 3TG contained in the products we manufacture or contract to manufacture.

We rely on our direct suppliers to provide information on the origin of 3TG contained in components and materials supplied to us including sources of 3TG that are supplied to them from lower tier suppliers. We asked our direct suppliers to provide answers to the Supply Chain Compliance Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template to reflect the Company’s position on the supply chain. The EICC-GeSI Conflict Minerals Common Reporting Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

We reviewed the responses to the questionnaires that we received from our direct suppliers both for completeness and internal consistency of the responses contained in each questionnaire. Where necessary, we required our suppliers to provide corrections and clarifications to correct any internal inconsistencies in the responses contained in their respective questionnaires.

As such, we believe we conducted our country of origin inquiry in good faith and that our process was reasonably designed to allow us to make our determination.

After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in a Covered Country during calendar year 2013, all within the meaning of the Rule. Therefore, we determined that the Rule required that we exercise due diligence regarding the source of such 3TG.

We adopted a Policy on Conflict Minerals (our “Conflict Minerals Policy”) that can be located on our website at www.qg.com/pdfs/supplier-information/ConflictMinerals.pdf.

III.	Design of Due Diligence Measures

We designed our overall conflict minerals procedures based on the framework of The Organization for Economic Co-operation and Development (“OECD”) for conducting due diligence regarding the source and chain of custody of conflict minerals. This framework is found in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas developed by the OECD and the related supplements on tin, tantalum, tungsten and gold.

IV.	Due Diligence Measures Performed by the Company

In addition to implementing our conflict minerals compliance framework discussed above, in light of the responses to our inquiries from five suppliers that contained information giving us reason to believe that 3TG may have been sourced from Covered Countries, we completed specific due diligence measures in an effort to obtain additional information from those suppliers. In particular, we communicated further with the relevant suppliers seeking additional information as to whether any of the 3TG that these suppliers reported as having originated in a Covered Country was actually contained in components or parts that the suppliers supplied to us, and whether any of the 3TG that these suppliers reported benefit armed groups in Covered Countries.

In the process, we received responses that included the names of entities that these suppliers listed as smelters or refiners. We compared these facilities to the Conflict Free Sourcing Initiative’s (CFSI) list of smelters and identified a number of them to be certified as “Conflict-Free”. The remaining processing facilities were not validated as being Conflict-Free smelters or refiners. However, we also could not confirm that these remaining facilities benefit armed groups in Covered Countries.

In addition, the following due diligence measures were also performed by the Company:

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Reported to senior management on direct suppliers’ responses to our conflict minerals information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts (where applicable);

•	Communicated our Conflict Minerals Policy to our direct suppliers; and

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Supported the development and implementation of independent third party audits of smelter/refiner’s sourcing through our policy and procurement practices that encourage suppliers to purchase materials from audited smelters or refiners.

We conducted our due diligence in good faith. The results of our due diligence did not provide a basis for us to confirm that 3TG in components or parts supplied to us were in fact sourced from Covered Countries or for us to believe that 3TG in components or parts supplied to us benefit armed groups in Covered Countries.

V.	Sourcing Information

The large majority of the responses we received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported were actually contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. As a result, we have elected not to present smelter and refiner names in this report.

VI.	Future Actions to Improve our Processes

We will continue to communicate our expectations regarding compliance with our Conflict Minerals Policy to our direct suppliers and provide guidance to them when appropriate. We will also continue to undertake additional inquiries and assessments where necessary and monitor changes in supplier circumstances that may impact their compliance with our Conflict Minerals Policy. We will review new suppliers for compliance with our Conflict Minerals Policy during our initial business review of each new supplier. If we become aware of a supplier whose sourcing of 3TG or ability to comply with our Conflict Minerals Policy needs improvement, then we currently intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment with our sourcing philosophy throughout the supply chain.

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